SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,668,433 Net interest income 327,012 Loans and accounts receivables from customers and banks, net 39,483,214 Net fee and commission income 98,385 Loans and accounts receivables from customers at fair value, net 96,804 Result from financial operations 45,636 Financial instruments 8,593,965 Total operating income 471,033 Financial derivative contracts 11,595,622 Provision for loan losses (96,581) Other asset ítems 4,861,009 Support expenses (156,356) Total assets 67,299,047 Other results (13,705) Income before tax 204,391 Principal liabilities MCh$ Income tax expense (28,679) Deposits and other demand liabilities 13,446,116 Net income for the period 175,712 Time deposits and other time liabilities 17,463,403 Issued debt and regulatory capital instruments 10,173,086 Attributable to: Financial derivative contracts 11,846,317 Equity holders of the Bank 173,363 Other liabilities ítems 9,939,710 Non-controlling interest 2,349 Total equity 4,430,415 327,012 Total liabilities and Equity 67,299,047 Equity attributable to: Equity holders of the Bank 4,324,946 Non-controlling interest 105,469 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of February 28, 2025 The principal balances and results accumulated for the period ending February 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 28 de Febrero de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Febrero de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.668.433
Créditos y cuentas por cobrar a clientes y bancos	39.483.214
Créditos y cuentas por cobrar a clientes a valor razonable	96.804
Instrumentos financieros	8.593.965
Contratos de derivados financieros	11.595.622
Otros rubros del activo	4.861.009
Total Activos	**67.299.047**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.446.116
Depósitos y otras captaciones a plazo	17.463.403
Instrumentos de deuda y capital regulatorio emitidos	10.173.086
Contratos de derivados financieros	11.846.317
Otros rubros del pasivo	9.939.710
Total patrimonio	4.430.415
Total Pasivos y Patrimonio	**67.299.047**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.324.946
Interés no controlador	105.469

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	327.012
Ingresos netos de comisiones	98.385
Resultado de operaciones financieras	45.636
Total ingresos operacionales	**471.033**
Gasto de pérdidas crediticias	(96.581)
Gastos de apoyo	(156.356)
Otros resultados	(13.705)
Resultado antes de impuesto	**204.391**
Impuesto a la renta	(28.679)
Utilidad consolidada del periodo	**175.712**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	173.363
Interés no controlador	2.349

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?